

11016464

M.G. 3/12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

SEC FILE NUMBER
8-*28971*

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2010 AND ENDING 12/31/10

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Zimbalist Smith Investment LLC*   OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)   FIRM I.D. NO.

695 SW Mill View Way

(No. and Street)

Bend   OR   97702

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Zimbalist-Smith (541)330-6300

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harrigan Price Fronk & Co. LLP

(Name – *if individual, state last, first, middle name*)

975 SW Colorado Avenue, Suite 200 Bend   OR   97702

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

3/15/11

OATH OR AFFIRMATION

I, __Linda Zimbalist-Smith__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Zimbalist Smith Investments, LLC__ , as of __December 31__ , 20 __10__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

OFFICIAL SEAL
ANGELA G BROWN
NOTARY PUBLIC-OREGON
COMMISSION NO. 431608
MY COMMISSION EXPIRES AUG. 22, 2012

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ZIMBALIST SMITH INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$	8,131
Deposit with clearing organization		50,479
Receivable from clearing organization		2,021
Prepaid expenses		5,461
Furniture and equipment, net of accumulated depreciation of $22,352		3,083
TOTAL ASSETS	$	69,175

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	1,380
MEMBERS' EQUITY		67,795
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	69,175

ZIMBALIST SMITH INVESTMENTS, LLC

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2010

REVENUES		
Trading commissions	$	163,331
Real estate commissions		3,667
		166,998
EXPENSES		
Clearance fees		35,172
Commissions		447
Auto expense		1,707
Depreciation		2,006
Gifts		974
Health insurance		8,130
Insurance		4,231
Maintenance		3,208
Office supplies and expense		2,639
Professional services		6,150
Rent		7,000
Regulatory and other fees		2,637
Subscriptions		7,833
Telephone and utilities		4,438
Travel and entertainment		9,019
		95,591
OPERATING INCOME		71,407
OTHER INCOME/EXPENSES		
Loss on disposition of assets		(15)
Interest and dividends		4
NET INCOME	$	71,396

ZIMBALIST SMITH INVESTMENTS, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 71,396
Adjustments to reconcile net income to	
net cash provided by operating activities	
Depreciation	2,006
Loss on disposition of asset	15
Changes in current assets and liabilities	
Receivable from clearing organization	20,786
Prepaid expenses	(307)
Accounts payable and accrued expenses	(4)
NET CASH PROVIDED BY OPERATING ACTIVITIES	93,892
CASH FLOWS FROM INVESTING ACTIVITIES	
Acquisition of fixed assets	(1,648)
NET CASH USED IN INVESTING ACTIVITIES	(1,648)
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to members	(89,040)
NET CASH USED IN FINANCING ACTIVITIES	(89,040)
NET INCREASE IN CASH AND CASH EQUIVALENTS	3,204
CASH AND CASH EQUIVALENTS - Beginning of year	55,406
CASH AND CASH EQUIVALENTS - End of year	$ 58,610

ZIMBALIST SMITH INVESTMENTS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2010

	Members' Capital
BALANCE - January 1, 2010	$ 85,439
Net Income	71,396
Distributions	(89,040)
BALANCE - December 31, 2010	$ 67,795

ZIMBALIST SMITH INVESTMENTS, LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Zimbalist Smith Investments, LLC (the Company), operates in central Oregon as a registered securities broker-dealer and a registered investment adviser with the Securities and Exchange Commission (SEC). It is also a member of the National Association of Securities Dealers (NASD). The Company is also licensed to broker real estate.

In 1998, the members of the Company reorganized as an Oregon Limited Liability Company (LLC). According to the operating agreement, each member's liability is limited for any loss caused by the manager if the manager, in good faith, determined that the course of conduct was in the best interest of the Company and such course of conduct did not constitute intentional wrongful misconduct.

Basis of Presentation

The Company prepares its financial statements on the accrual basis of accounting which recognizes revenues when earned and expenses when incurred.

Furniture and Equipment

Furniture and equipment are recorded at cost and depreciated on the straight-line basis over estimated useful lives of three to ten years.

Commissions and Clearance Fees

Commissions and related clearance fees are recorded on a trade-date basis as securities transactions occur.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – STATEMENT OF CASH FLOWS – SUMMARY OF CASH AND NON-CASH ITEMS

The Company considers cash deposits with financial institutions and highly liquid investments with original maturities of three months or less as cash and cash equivalents for the purpose of reporting cash flows. The carrying value of cash and cash equivalents approximates fair value because of the short maturities of the instruments.

The Company did not pay any interest or income taxes during 2010.

ZIMBALIST SMITH INVESTMENTS, LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

NOTE 3 – DEPOSIT WITH CLEARING ORGANIZATION

The Company has a cash deposit maintained with Northeast Securities, Inc., in the amount of $50,479 at December 31, 2010. This balance is included in cash and cash equivalents for the purpose of reporting cash flows.

The Company has a sub-clearance agreement with Northeast Securities, Inc., to act as the securities clearing agent on a fully disclosed basis through JP Morgan. JP Morgan maintains the majority of the customer accounts of the Company. The Company is the broker of record for a few select accounts not managed by JP Morgan that make up a small percentage of total commissions.

Part of this agreement requires the Company to maintain in their deposit account cash or securities having a market value of $50,000. The Company was in compliance with the balance requirements under the Northeast Securities, Inc., agreement at December 31, 2010.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the Uniform Net Capital Rule (SEC15c3-1) under the Securities Exchange Act of 1934. This rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds fifteen times its "net capital" (as defined). Under such rule, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1, and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

At December 31, 2010, the Company was required to maintain net capital of $5,000; its net capital and net capital ratio were $58,079 and .02 to 1, respectively.

NOTE 5 – CONCENTRATIONS OF CREDIT RISK

The Company receives the majority of its commissions through Northeast Securities, Inc. Accounts receivable from Northeast Securities, Inc., totaled $1,527 and other receivables were $494 at December 31, 2010. The Company does not require collateral on its accounts receivable. A cash balance is also deposited with Northeast Securities, Inc., (Note 3).

NOTE 6 – INCOME TAXES

The Company is taxed as a partnership under the provisions of Subchapter K of the Internal Revenue Code. Under those provisions, the Company does not pay income taxes on its taxable income. Instead, the members are liable for individual income taxes on their respective shares of income.

NOTE 6 – INCOME TAXES – CONTINUED

On January 1, 2009, the Company adopted new accounting guidance related to uncertain income tax positions. The Company will recognize in its financial statements the benefit of a tax position when it believes that tax position will more likely than not be sustained on audit based on the technical merits of the position. For an organization taxed as a partnership, uncertain tax positions could include its status as a pass-through entity in certain taxing jurisdictions. The Company has concluded that it had no unrecognized income tax benefits at January 1, 2010, or December 31, 2010, and it has no tax positions for which it estimates a significant change over the next 12 months.

The Company is subject to examination by state and federal tax authorities. If such examinations result in changes to taxable income, the tax liability of the partners could be changed accordingly. With few exceptions, the Company is no longer subject to examination by major taxing authorities for years before 2007.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 23, 2011, the date which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

ZIMBALIST SMITH INVESTMENTS, LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2010

MEMBERS' CAPITAL	$	67,795
DEDUCTION		
Non-allowable assets		
Prepaid expenses		5,461
Furniture and equipment, net		3,083
Money market funds		1,172
		9,716
NET CAPITAL	$	58,079
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued liabilities	$	1,380
MINIMUM NET CAPITAL REQUIREMENT (greater of $5,000 or 6.67% of aggregate indebtedness)	$	5,000
CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$	53,079
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.02 to 1

Reconciliation with Company's computation (included in Part II of
Form X-17A-5 as of December 31, 2008)

Net capital, as reported in Company Part II (unaudited) FOCUS report	$	57,586
Audit adjustments		493
Net capital, as reported above	$	58,079

ZIMBALIST SMITH INVESTMENTS, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS UNDER RULE 15c3-3 OF
THE SECURITIES EXCHANGE ACT OF 1934
YEAR ENDED DECEMBER 31, 2010

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule.



John P. Harrigan, CPA

Wesley B. Price III, CPA

Candace S. Fronk, CPA

975 SW Colorado
Suite 200
Bend, OR 97702

Tel (541) 382-4791
Fax (541) 388-1124

www.bendcpa.com
email@bendcpa.com

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Members
Zimbalist Smith Investments, LLC
695 SW Mill View Way, Suite 103
Bend, OR 97702

In planning and performing our audit of the financial statements of Zimbalist Smith Investments, LLC (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(c).

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

To the Members
Zimbalist Smith Investments, LLC

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods are subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, in internal control that adversely affects the entity's ability to initiate, record, process or report financial data reliability in accordance with accounting principles generally accepted in the United States of America that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses.

We consider the following deficiency in the Company's internal control to be a material weakness:

Management has the responsibility for ensuring that the Company's financial statements are prepared in conformity with generally accepted accounting principles (GAAP) including adequate disclosures and proper application of new accounting standards. Management currently relies on the auditor to

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To the Members
Zimbalist Smith Investments, LLC

determine proper GAAP treatment and presentation of financial information for external financial reporting. Adequate internal control over financial reporting, however, requires that management meet this responsibility through individuals within the Company or, where appropriate, other consultants, excluding its independent auditor. As the auditor, we may provide technical assistance to aid management in the proper application of GAAP but it must make its own informed decisions about how and when accounting principles apply to the Company and how they should be presented on the Company's financial statements. The Company personnel or consultant responsible for ensuring proper financial reporting should have an appropriate level of accounting experience, adequate training and access to the necessary technical resources. We recommend that the Company consider its options for improving or outsourcing its expertise in GAAP and financial reporting and weigh the related costs with the benefits that could be derived from correcting this matter. We understand that management has determined that the costs outweigh the benefits at this time.

We consider the following deficiency in the Company's internal control to be a significant deficiency:

The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal accounting control procedures that depend on segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein, and no corrective action has been taken or proposed by the Company.

These deficiencies were considered in determining the nature, timing and extent of the audit tests to be applied in our audit of the 2010 financial statements and this report does not affect our report on these financial statements dated February 23, 2011.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except for the conditions noted herein, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

HARRIGAN PRICE FRONK & CO. LLP

To the Members
Zimbalist Smith Investments, LLC

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Harrigan Price Fronk + Co. LLP

Harrigan Price & Fronk & Co. LLP

February 23, 2011



ZIMBALIST SMITH INVESTMENTS, LLC
(S.E.C. I.D. NO. 8-28971)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2010

Filed pursuant to Rule 17a-5(e) (3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

ZIMBALIST SMITH INVESTMENTS, LLC
(S.E.C. I.D. NO. 8-28971)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2010

Filed pursuant to Rule 17a-5(e) (3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

ZIMBALIST SMITH INVESTMENTS, LLC

TABLE OF CONTENTS
YEAR ENDED DECEMBER 31, 2010



INDEPENDENT AUDITORS' REPORT

John P. Harrigan, CPA

Wesley B. Price III, CPA

Candace S. Fronk, CPA

To the Members
Zimbalist Smith Investments, LLC
Bend, Oregon

We have audited the accompanying statement of financial condition of Zimbalist Smith Investments, LLC (the Company), as of December 31, 2010, and the related statements of income, cash flows and changes in members' equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

975 SW Colorado
Suite 200
Bend, OR 97702

Tel (541) 382-4791
Fax (541) 388-1124

www.bendcpa.com
email@bendcpa.com

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information in Schedules I and II as listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harrigan Price Fronk + Co. LLP

February 23, 2011